NEWS RELEASE

Release 07-2006

May 1, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER SHAREHOLDERS VOTE
IN FAVOUR OF GLAMIS GOLD TRANSACTION

VANCOUVER, B.C. – Western Silver Corporation (TSX: WTC; AMEX: WTZ) announced that the Plan of Arrangement between Western Silver and Glamis Gold Ltd. (NYSE, TSX: GLG) has been overwhelmingly approved by more than 99% of votes cast by the Western Silver shareholders at a special meeting held today in Vancouver, Canada.

Final court approval of the Arrangement will be sought on May 2, 2006. Assuming that approval is received, it is expected that the transaction will be completed on May 3, 2006 and the shares of Western Silver will cease to trade on the Toronto Stock Exchange ("TSX") and the American Stock Exchange on or about May 4, 2006. Any shareholders who have purchased Western Silver shares prior to that time will receive, for each Western Silver share held, 0.688 shares of Glamis Gold and one share of Western Copper Corporation, a newly created company which will hold the Carmacks Copper Project, an early-stage exploration project in Mexico and approximately $38 million in cash.

Information with respect to Western Copper Corporation can be found in the information circular prepared for the meeting, and in a technical report on the Carmacks Copper project. Both of these documents have been filed on SEDAR and both are also available on the Company’s web site at www.westernsilvercorp.com. Western Copper has received conditional approval for the listing of its common shares on the TSX, subject to fulfilling all the listing requirements of the TSX.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Western Silver:
Dale Corman, Chairman and CEO, 604 638 2501
Gerald Prosalendis, V.P. Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.